3% Bonus Shares For All Investments Made By April 17th 2023.

Investors who qualify to receive "bonus shares" will receive an amount rounded up to the nearest whole share. The Company will not issue fractional shares.

CALTIER

DOWNLOAD INVESTMENT DECK | INVEST NOW

Invest In CalTier, The Company That Aims to Change Real Estate Investing.

Offering Closes April 30, 2023 | Minimum Investment: $650

View Offering Memorandum
Reg CF Investor Education Guide
Notice and Request for Consent

(Reg CF investments can be speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment.)

Discussions & FAQ's

Download Our Investment Deck

First Name *
First Name*

Email *
Email*

Phone *
Phone Number*

Are You An Accredited Investor? *
Yes No I'm Not Sure

Send Me The Deck

Zero Spam. We Will Never Share Your Data.



Invest in CalTier Reg CF
CalTier

"We believe that the best investments shouldn't be solely for the privileged few. Regardless of wealth, knowledge, skill, or location, anyone should be afforded the opportunity to benefit from a variety of wealth creating opportunities."

Matt Belcher
Founder and CEO

THE OPPORTUNITY

CalTier, Inc. is offering up to $650,000 worth of its Nonvoting Common Stock, par value $0.0001 in an offering pursuant to Regulation Crowdfunding.

We are seeing a trifecta of the following 3 markets combining:

Crowdfunding

The global crowdfunding market share is expected to increase by **$239.78 billion** from 2021 to 2026, at a CAGR of 16.81%.

Please refer to the article below:
https://www.technavio.com/report/crowdfunding-market-industry-service-analysis&nowebpSource

Multi-Family

U.S. needs **4.6 Million** more apartments by 2030

https://www.cbre.us/-/media/cbre/countryunitedstates/media/files/services/multifamily/cbre-us-multifamily-primer-for-offshore-investors.pdfSource

U.S. Equity Market

The U.S. equity market is valued at $40T and of that $3T is estimated to be 'retail investors' looking for investment opportunities.

Source

The world is changing rapidly and we are at the forefront of the change. It is estimated 90% of people in the U.S. are non accredited 'retail investors'.

Using cutting edge technology, new laws & regulations, and a massive paradigm shift in mindset with investors, CalTier is providing a pathway to what may normally be considered difficult to invest in assets, such as multi-family real estate.

COMPANY HIGHLIGHTS

0+	$0M	0	0
USERS ON OUR PLATFORM AND GROWING	$6.50 PER SHARE	ASSETS IN PORTFOLIO*	APARTMENT UNITS IN PORTFOLIO*

*Direct investments and participating investments

OUR REAL ESTATE PORTFOLIO

Our first real estate fund has already made 17 direct and participating investments in multi-family assets across 8 states totaling over 2,170 doors*



DISTRICT SQUARE
58 Unit Apartment Complex
Richmond, Virginia
Value-Add
Invested

*direct investments and participating investments

CELEBRITY SHAREHOLDERS

WAYNE SERMON
Songwriter & Lead Guitarist of Imagine Dragons

"I am proud to be a CalTier investor"

INVESTMENT INCENTIVES & BONUSES

Complete Your Investment By April 17th 2023
Receive 3% bonus shares additionally to your purchase shares

Investors who qualify to receive "bonus shares" will receive an amount rounded up to the nearest whole share. The Company will not issue fractional shares.

Invest Over $2,000 Anytime During the Offering
Receive 5% bonus shares additionally to your purchase shares

Investors who qualify to receive "bonus shares" will receive an amount rounded up to the nearest whole share. The Company will not issue fractional shares.

Minimum investment of $650.
View Offering Memorandum

TERMS OF OUR OFFERING

Minimum Investment Amount: $650 (100 Shares)

Purchase Price of Security Offered: $6.50

Type of Security Offered: Nonvoting Common Stock

BEGIN YOUR INVESTMENT

View Offering Memorandum

CALTIER HAS BEEN FEATURED ON

USE OF FUNDS FOR REG CF OFFERING

We are seeking $650,000 from this Reg CF offering to support the company's growth. Funds will be used to:

- **More Products:** Launch additional funds
- **Technology:** Expand our full proprietary technology stack
- **Financial Services:** Offer additional financial services to the community
- **Team:** Grow our world-class team
- **Reach:** Expand our userbase and community

OUR TEAM

Matt Belcher
CEO & Founder

Parker Smith
COO & Founder

Travis Hook
CIO & Founder

James Jones
SVP Investor Relations

Ryan Frank
SVP Digital

Darryl Self
SVP Real Estate Development

Robert Hasler
Banking

Daniel Martinez
Social Media Manager

Luz Rodriguez
Customer Success Team Lead

Omar Gonzalez
Customer Success

Eduardo Astorga
Customer Success

STRATEGIC ADVISORS

Dara Albright
FinTech

Richard McCay
Finance

Paul Quilkey
Asset Management

THIS OFFERING WILL BE OPEN FOR A LIMITED TIME ONLY!

DOWNLOAD INVESTMENT DECK

BEGIN YOUR INVESTMENT

Minimum Investment Amount: $650
Purchase Price: $6.50 Per Share
View Offering Memorandum

Footnotes
*Investors who qualify to receive "bonus shares" will receive an amount rounded up to the nearest whole share. The Company will not issue fractional shares.
**US Equities market 2022 was valued at $40T. It is estimated at least 23% of this is 'retail investors'. https://siblisresearch.com/data/us-stock-market-value/
***Includes fractional interest in real estate for which we are not the manager.

OUR ADDRESS
14269 Danielson St #450
Poway, CA 92064

Offering Hosted By Rialto

onboarding@rialtomarkets.com
877-776-2586 / (917) 999-0090

ABOUT RIALTO
About Us
Contact Us
News

SITE
Discussion
FAQ's

LEGAL
Privacy Policy
Terms & Conditions
Refund Policy
REG CF Investor Educational Guide

Reg CF investments are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth within the Form C Offering Memorandum linked above, and found within under the heading "RISK FACTORS". Investors should review this information closely before making any decision to invest.

Rialto Markets LLC is the Onboarding Agent for this offering and is not an affiliate of nor connected with the Issuer.

Rialto Markets LLC is NOT placing or selling these securities on behalf of the Issuer.

Rialto Markets LLC is NOT soliciting this investment nor making any recommendations by collecting, reviewing and processing your application for investment.

Rialto Markets LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and ensures they are a registered business in good standing.

Rialto Markets LLC is NOT validating or approving the information provided by the Issuer or the Issuer itself.

Contact information above is provided for applicants to make inquiries and requests of Rialto Markets LLC regarding the general application process, the status of the application or general Reg CF regulation related information. Rialto Markets LLC may direct applicants to specific sections of the Offering Statement to locate information or answers to their inquiry but does not opine or provide guidance on Issuer related matters.